SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995.

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ________________ to ___________________

Commission File Number 0-2085

         BETZ LABORATORIES, INC. EMPLOYEE STOCK OWNERSHIP AND 401K PLAN
                                (Title of Plan)

                             BETZ LABORATORIES, INC.
                               4636 Somerton Road
                          Trevose, Pennsylvania 19053
          (Name of Issuer of the Securities Held Pursuant to the Plans
               and the Address of its Principal Executive Office)


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                           BETZ LABORATORIES, INC.



                                         By:  /s/ William C. Brafford
                                             --------------------------
                                             William C. Brafford
                                             Vice President, Secretary
                                             and General Counsel

                        Financial Statements and Schedule

                     Betz Laboratories, Inc. Employee Stock
                            Ownership and 401(k) Plan

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                     Betz Laboratories, Inc. Employee Stock
                            Ownership and 401(k) Plan

                        Financial Statements and Schedule

                     Years ended December 31, 1995 and 1994




                                    Contents




Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits...........................2
Statements of Changes in Net Assets Available for Plan Benefits................3
Notes to Financial Statements..................................................4


Schedule

Assets Held for Investment Purposes...........................................13

                         Report of Independent Auditors

Retirement Committee
Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan


We have audited the accompanying statements of net assets available for plan benefits of the Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


                                                        Ernst & Young LLP


June 14, 1996

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

              Statements of Net Assets Available for Plan Benefits



                                                        December 31
                                                    1995           1994
                                                    ----           ----
Assets
Investments:
    Series A ESOP convertible preferred stock
      of Betz Laboratories, Inc.                $120,604,718   $129,917,322
    Common stock--Betz Laboratories, Inc.         25,797,696     28,574,344
    Putnam Voyager Fund                           32,181,112     20,590,262
    Putnam Fund for Growth and Income             24,392,800     17,053,101
    Putnam Money Market Fund                       6,775,829      6,293,401
    Putnam U.S. Government Income Trust            5,502,763      4,959,641
    Putnam New Opportunities Fund                  3,634,804              -
    Putnam Loan Fund                               2,605,761      2,140,901
    Putnam Global Growth Fund                      1,866,534      1,736,101
                                                ------------   ------------
                                                 223,362,017    211,265,073

Contribution receivable                            1,419,095      1,388,059
Cash                                                  63,417         50,011
                                                ------------   ------------
Total assets                                     224,844,529    212,703,143

Liabilities
Accrued interest payable                             259,907        262,600
Loan payable                                      96,500,000     97,500,000
                                                ------------   ------------
Total liabilities                                 96,759,907     97,762,600
                                                ------------   ------------
Net assets available for plan benefits          $128,084,622   $114,940,543
                                                ============   ============


See accompanying notes.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

         Statements of Changes in Net Assets Available for Plan Benefits




                                                      Year ended December 31
                                                       1995            1994
                                                       ----            ----
Additions:
    Contributions from employer                   $     994,672   $     491,664
    Contributions from employees                     10,689,507      10,210,955
    Interest and dividend income                     13,161,866      11,549,362
                                                  -------------   -------------
                                                     24,846,045      22,251,981

Deductions:
    Benefit payments                                  6,325,759       6,067,972
    Interest expense                                  7,834,907       7,896,853
    Administrative expenses                              32,525          40,535
                                                  -------------   -------------
                                                     14,193,191      14,005,360
                                                  -------------   -------------
                                                     10,652,854       8,246,621

Net realized and unrealized appreciation
    (depreciation) in fair value of investments       2,491,225      (1,636,035)
                                                  -------------   -------------
Net additions                                        13,144,079       6,610,586
Net assets available for plan benefits
    at beginning of year                            114,940,543     108,329,957
                                                  -------------   -------------
Net assets available for plan benefits
    at end of year                                $ 128,084,622   $ 114,940,543
                                                  =============   =============


See accompanying notes.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1995

1. Significant Accounting Policies

Valuation of Investments

Series A ESOP Convertible Preferred Stock of Betz Laboratories, Inc. is stated at aggregate current value as determined by an independent securities appraisal company. Marketable securities are stated at aggregate fair value as determined from quoted market prices. Investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. The change in the difference between current market values and the cost of investments and realized gains and losses on sales of investments are reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan ("Plan") is a defined contribution plan, which covers substantially all domestic employees of Betz Laboratories, Inc. (the "Company") who have attained age 21.

On June 19, 1989, the Plan borrowed $100,000,000 (the "ESOP loan"--Note 4) and acquired 500,000 shares of a new Series A ESOP Convertible Preferred Stock issued by the Company (the "Betz Preferred Stock").

Under 401(k) provisions of the Plan, employees can contribute on a pretax basis amounts up to 15% of salary, the first 4% being matched by the Company at a rate of 25%. The Company's matching contributions are made in the form of the Betz Preferred Stock.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

2. Description of Plan (continued)

After satisfying the 401(k) matching contributions, the remaining allocable preferred shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

The Board of Directors has the right to discontinue the Company's contributions to the Plan and to terminate or partially terminate the Plan at any time. In the event of Plan termination or discontinuance of Company contributions, the rights of the affected participants shall be 100% vested.

Additional information about the plan agreement, its vesting, distribution, loan, and forfeiture provisions is contained in Company publications available from the Plan Administrator.

3. Investments

During 1995 and 1994, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) as follows:


                                                     Net
                                                Appreciation
                                               (Depreciation)
                                                in Fair Value      Fair Value at
                                                 During Year        End of Year
                                               --------------      -------------
Year ended December 31, 1995

Series A ESOP convertible preferred stock
   of Betz Laboratories, Inc.                  $  (8,200,976)      $ 120,604,718
Common stock--Betz Laboratories, Inc.             (2,189,171)         25,797,696
Putnam Voyager Fund                                7,272,031          32,181,112
Putnam Fund for Growth and Income                  4,867,589          24,392,800
Putnam Money Market Fund                                   -           6,775,829
Putnam U.S. Government Income Trust                  406,482           5,502,763
Putnam New Opportunities Fund                        208,140           3,634,804
Putnam Loan Fund                                           -           2,605,761
Putnam Global Growth Fund                            127,130           1,866,534
                                               -------------       -------------
                                               $   2,491,225       $ 223,362,017
                                               =============       =============

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

3. Investments (continued)

                                                     Net
                                                Appreciation
                                               (Depreciation)
                                                in Fair Value      Fair Value at
                                                 During Year        End of Year
                                               --------------      -------------
Year ended December 31, 1994

Series A ESOP convertible preferred stock
   of Betz Laboratories, Inc.                  $     599,510       $ 129,917,322
Common stock--Betz Laboratories, Inc.                221,134          28,574,344
Putnam Voyager Fund                                 (761,878)         20,590,262
Putnam Fund for Growth and Income                 (1,099,306)         17,053,101
Putnam Money Market Fund                                   -           6,293,401
Putnam U.S. Government Income Trust                 (525,536)          4,959,641
Putnam Loan Fund                                           -           2,140,901
Putnam Global Growth Fund                            (69,959)          1,736,101
                                               -------------       -------------
                                               $  (1,636,035)      $ 211,265,073
                                               =============       =============


4. ESOP Loan, Company Loan Guarantee and Employer Contributions

The ESOP loan is secured by the unallocated shares of Betz Preferred Stock and is guaranteed by the Company. At December 31, 1995, the Plan held 378,397 unallocated shares of Betz Preferred Stock with a fair value of $93,535,954. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.08% in 1995 and 1994. Debt service contributions paid to the ESOP during 1995 and 1994 totaled $8,837,600 and $8,398,200, respectively, including preferred stock dividends of $7,840,235 and $7,905,245, respectively. An additional contribution of $259,907 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1995.

The ESOP loan matures on June 19, 2009 and requires principal payments of $1,000,000 in each of the years 1996 through 1999, and $1,500,000 in 2000 and
$2,500,000 in 2001. The Company is obligated to maintain, among other things, certain levels of tangible net worth, interest coverage and not to exceed a maximum funded debt level.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

5. Transactions with Parties-in-Interest

In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to $99,156 and $90,259 in 1995 and 1994, respectively.

6. Income Tax Status

The Internal Revenue Service has ruled (March 23, 1995) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs

The amount of net assets at December 31, 1995 and 1994, and the changes in net assets for the years then ended, were allocated to the separate investment programs as follows:



                                                                                      Putnam          Putnam Fund        Putnam
                                                                                      Voyager         for Growth          Money
                  1995                           ESOP Fund        Stock Fund           Fund           and Income       Market Fund
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
    ESOP preferred stock--
       Betz Laboratories, Inc.                  $120,604,718      $         -        $         -      $         -      $         -
    Common stock--
       Betz Laboratories, Inc.                                     25,797,696
    Putnam Voyager Fund                                                               32,181,112
    Putnam Fund for Growth
       and Income                                                                                      24,392,800
    Putnam Money Market
       Fund                                                                                                              6,775,829
    Putnam U.S. Government
       Income Trust
    Putnam New Opportunities
       Fund
    Putnam Loan Fund
    Putnam Global Growth
       Fund
    Contribution receivable                          259,907           215,150           407,881           268,083          65,630
    Cash                                              34,151            29,266
- ----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     120,898,776        26,042,112        32,588,993        24,660,883       6,841,459

Liabilities
Accrued interest payable                             259,907
Loan payable                                      96,500,000
- ----------------------------------------------------------------------------------------------------------------------------------
Net assets                                      $ 24,138,869      $ 26,042,112      $ 32,588,993      $ 24,660,883    $  6,841,459
==================================================================================================================================

                                                  Putnam             Putnam                           Putnam
                                                    U.S.               New            Putnam          Global
                                                 Government       Opportunities        Loan           Growth
                  1995                          Income Trust          Fund             Fund            Fund                Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
    ESOP preferred stock--
       Betz Laboratories, Inc.                  $         -        $        -        $        -        $        -      $120,604,718
    Common stock--
       Betz Laboratories, Inc.                                                                                           25,797,696
    Putnam Voyager Fund                                                                                                  32,181,112
    Putnam Fund for Growth
       and Income                                                                                                        24,392,800
    Putnam Money Market
       Fund                                                                                                               6,775,829
    Putnam U.S. Government
       Income Trust                                5,502,763                                                              5,502,763
    Putnam New Opportunities
       Fund                                                          3,634,804                                            3,634,804
    Putnam Loan Fund                                                                   2,605,761                          2,605,761
    Putnam Global Growth
       Fund                                                                                              1,866,534        1,866,534
    Contribution receivable                           65,996            89,713                              46,735        1,419,095
    Cash                                                                                                                     63,417
- -----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       5,568,759         3,724,517         2,605,761         1,913,269      224,844,529

Liabilities
Accrued interest payable                                                                                                    259,907
Loan payable                                                                                                             96,500,000
- -----------------------------------------------------------------------------------------------------------------------------------
Net assets                                      $  5,568,759      $  3,724,517      $  2,605,761      $  1,913,269     $128,084,622
===================================================================================================================================


        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs (continued)



                                                                                     Putnam          Putnam Fund          Putnam
                                                                                     Voyager          for Growth           Money
                  1994                           ESOP Fund        Stock Fund          Fund            and Income        Market Fund
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
    ESOP preferred stock--
       Betz Laboratories, Inc.                  $129,917,322      $         -       $         -        $         -      $         -
    Common stock--
       Betz Laboratories, Inc.                                      28,574,344
    Putnam Voyager Fund                                                              20,590,262
    Putnam Fund for Growth
       and Income                                                                                       17,053,101
    Putnam Money Market
       Fund                                                                                                               6,293,401
    Putnam U.S. Government
       Income Trust
    Putnam Loan Fund
    Putnam Global Growth
       Fund
    Contribution receivable                          262,600           290,865           388,780           266,026           71,873
    Cash                                              27,351            22,660
- -----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     130,207,273        28,887,869        20,979,042        17,319,127        6,365,274

Liabilities
Accrued interest payable                             262,600
Loan payable                                      97,500,000
- -----------------------------------------------------------------------------------------------------------------------------------
Net assets                                      $ 32,444,673      $ 28,887,869      $ 20,979,042      $ 17,319,127     $  6,365,274
===================================================================================================================================



                                                 Putnam                                      Putnam
                                                  U.S.                 Putnam                Global
                                               Government               Loan                 Growth
                  1994                        Income Trust              Fund                  Fund                  Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
    ESOP preferred stock--
       Betz Laboratories, Inc.               $             -       $             -       $             -       $    129,917,322
    Common stock--
       Betz Laboratories, Inc.                                                                                       28,574,344
    Putnam Voyager Fund                                                                                              20,590,262
    Putnam Fund for Growth
       and Income                                                                                                    17,053,101
    Putnam Money Market
       Fund                                                                                                           6,293,401
    Putnam U.S. Government
       Income Trust                                4,959,641                                                          4,959,641
    Putnam Loan Fund                                                     2,140,901                                    2,140,901
    Putnam Global Growth
       Fund                                                                                    1,736,101              1,736,101
    Contribution receivable                           69,726                                      38,189              1,388,059
    Cash                                                                                                                 50,011
- ----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       5,029,367             2,140,901             1,774,290            212,703,143

Liabilities
Accrued interest payable                                                                                                262,600
Loan payable                                                                                                         97,500,000
- ----------------------------------------------------------------------------------------------------------------------------------
Net assets                                   $     5,029,367       $     2,140,901       $     1,774,290       $    114,940,543
===================================================================================================================================

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan
                   Notes to Financial Statements (continued)

7. Investment Programs (continued)


                                                                    Putnam      Putnam Fund     Putnam
                                                                    Voyager      for Growth      Money
                                      ESOP Fund      Stock Fund       Fund       and Income   Market Fund
                                     ----------------------------------------------------------------------
Net assets at December 31, 1994      $ 32,444,673   $ 28,887,869  $ 20,979,042  $ 17,319,127  $  6,365,274
Add: Contribution from employer           994,672
     Contributions from employees                      2,282,573     3,765,015     2,524,811       658,833
     Loan repayments from
      employees                                          320,534       370,943       247,970        92,334
     Investment income                  7,847,035        955,630     1,717,364     1,592,439       411,486
     Loans issued                                       (356,514)     (523,994)     (400,751)     (145,148)
     Benefit payments                  (1,111,628)      (951,107)   (1,540,636)   (1,254,854)     (870,700)
     Interest expense                  (7,834,907)
     Administrative expenses                              (8,141)      (10,856)       (8,078)       (2,929)
     Net realized and
      unrealized appreciation
      (depreciation) in fair
      value of investments             (8,200,976)    (2,189,171)    7,272,031     4,867,589
    Interfund transfers                               (2,899,561)      560,084      (227,370)       332,309
                                   -------------------------------------------------------------------------
Net assets at December 31, 1995      $ 24,138,869   $ 26,042,112   $ 32,588,993  $ 24,660,883  $  6,841,459
============================================================================================================

                                        Putnam             Putnam
                                          U.S.               New        Putnam        Putnam
                                       Government      Opportunities     Loan         Global
                                      Income Trust          Fund         Fund      Growth Fund       Total
                                   --------------------------------------------------------------------------
Net assets at December 31, 1994       $  5,029,367      $         -  $ 2,140,901   $ 1,774,290   $114,940,543
Add: Contribution from employer                                                                       994,672
     Contributions from employees          698,408          280,657                    479,210     10,689,507
     Loan repayments from
      employees                             56,379           16,610  (1,151,867)        47,097              -
     Investment income                     368,821                      167,989        101,102     13,161,866
     Loans issued                          (71,642)          (3,324)  1,524,518        (23,145)             -
     Benefit payments                     (368,951)            (718)    (75,780)      (151,385)    (6,325,759)
     Interest expense                                                                              (7,834,907)
     Administrative expenses                (1,918)                                       (603)       (32,525)
     Net realized and
      unrealized appreciation
      (depreciation) in fair
      value of investments                 406,482          208,140                    127,130      2,491,225
    Interfund transfers                   (548,187)       3,223,152                   (440,427)             -
                                   ---------------------------------------------------------------------------
Net assets at December 31, 1995        $ 5,568,759       $3,724,517  $ 2,605,761   $ 1,913,269   $128,084,622
==============================================================================================================


There were 2,987 active participants in the Plan at December 31, 1995.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan
                   Notes to Financial Statements (continued)

7. Investment Programs (continued)


                                                                    Putnam      Putnam Fund     Putnam
                                                                    Voyager      for Growth      Money
                                      ESOP Fund      Stock Fund       Fund       and Income   Market Fund
                                     ----------------------------------------------------------------------
Net assets at January  1, 1994       $ 32,419,423   $ 27,785,773  $ 18,749,914  $ 16,491,040  $  5,373,675
Add: Contributions from employer          491,664
     Contributions from employees                      2,731,053     3,542,602     2,517,962       554,771
     Loan repayments from
      employees                                          280,998       235,307       190,559        44,884
     Investment income                  7,907,931        918,875       871,675     1,050,810       222,669
     Loans issued                                       (489,297)     (369,087)     (233,920)     (152,673)
     Benefit payments                  (1,077,002)    (1,057,132)     (966,925)   (1,197,233)   (1,166,826)
     Interest expense                  (7,896,853)
     Administrative expenses                             (12,178)      (12,625)       (9,315)       (3,452)
     Net realized and
      unrealized (depreciation)
      appreciation in fair
      value of investments                599,510        221,134      (761,878)   (1,099,306)
    Interfund transfers                               (1,491,357)     (309,941)     (391,470)     1,492,226
                                     ----------------------------------------------------------------------
Net assets at December 31, 1994      $ 32,444,673   $ 28,887,869   $ 20,979,042  $ 17,319,127  $  6,365,274
===========================================================================================================


                                          Putnam
                                            U.S.            Putnam       Putnam
                                         Government          Loan        Global
                                        Income Trust         Fund      Growth Fund      Total
                                       ----------------------------------------------------------
Net assets at January  1, 1994          $  5,900,189     $ 1,609,943   $         -   $108,329,957
Add: Contributions from employer                                                          491,664
     Contributions from employees            687,422                       177,145     10,210,955
     Loan repayments from
      employees                               59,339       (824,866)        13,779              -
     Investment income                       382,499        138,163         56,740     11,549,362
     Loans issued                            (55,802)     1,308,092         (7,313)             -
     Benefit payments                       (483,915)       (90,431)       (28,508)    (6,067,972)
     Interest expense                                                                  (7,896,853)
     Administrative expenses                  (2,719)                         (246)       (40,535)
     Net realized and
      unrealized (depreciation)
      appreciation in fair
      value of investments                  (525,536)                      (69,959)    (1,636,035)
    Interfund transfer                      (932,110)                    1,632,652              -
                                       -----------------------------------------------------------
Net assets at December 31, 1994          $ 5,029,367    $ 2,140,901    $ 1,774,290   $114,940,543
==================================================================================================



There were 3,157 active participants in the Plan at December 31, 1994

           Betz Laboratories, Inc. Employee Ownership and 401(k) Plan

8. Subsequent Event

On March 11, 1996, the Company signed an agreement to acquire the Grace Dearborn Business of W.R. Grace & Co. Company management does not believe this acquisition will have an effect on the Plan's present or future ability to pay benefits.

In connection with this acquisition, the Company announced that it will change its name to BetzDearborn Inc.

        Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                       Assets Held for Investment Purposes

                                December 31, 1995


                                        Description of Investment
                                         Including Maturity Date,
   Identity of Issue, Borrower,         Rate of Interest, Par, or
         or Similar Party                     Maturity Value                   Cost             Market
- ---------------------------------------------------------------------------------------------------------------

Preferred stock:

Betz Laboratories, Inc.*
    Series A ESOP convertible
    preferred stock                                487,902 shares         $    97,580,400    $   120,604,718

Common stock:

Betz Laboratories, Inc.*                           629,212 shares              21,589,939         25,797,696

Mutual funds:

Putnam* Voyager Fund                             2,110,236 units               24,759,585         32,181,112
Putnam* Fund for Growth and
    Income                                       1,506,658 units               20,665,048         24,392,800
Putnam* Money Market Fund                        6,775,829 units                6,775,829          6,775,829
Putnam* U.S. Government
    Income Trust                                   417,192 units                5,537,996          5,502,763
Putnam* New Opportunities
    Fund                                            98,370 units                3,426,394          3,634,804
Putnam* Loan Fund                             Participant loans; at
                                           interest rates ranging from
                                                8% to 10.5%                     2,605,761          2,605,761
Putnam* Global Growth Fund                         186,840 units                1,815,137          1,866,534
                                                                          ----------------------------------
Total mutual funds                                                             65,585,750         76,959,603
                                                                          ----------------------------------
Total assets held for investment
    purposes                                                              $   184,756,089   $    223,362,017
                                                                          ==================================


* Indicates party-in-interest to the Plan.

                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement
(Form S-8 No. 33-40175) pertaining to the Betz Laboratories, Inc. Employee
Stock Ownership and 401(k) Plan and in the related Prospectus of our report dated June 14, 1996, with respect to the financial statements and schedule of the Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                            ERNST & YOUNG LLP

Philadelphia, Pennsylvania
June 26, 1996